



AR/S



0-18434



P.E.
12-31-04

PROCESSED
APR 2 0 2005 E
THOMSON
FINANCIAL

Selected Financial Data

	2004	2003	2002	2001	2000
Summary of operations *(in thousands) (Note 1)*					
Net sales	$ 57,739	50,295	41,950	29,786	30,971
Gross profit	$ 20,111	17,779	13,831	8,443	9,794
Operating income	$ 10,679	10,148	7,435	3,030	4,627
Gain on sale of asset	$ -	-	-	-	962
Interest income (expense), net	$ 93	50	(29)	139	195
Minority interest	$ 30	-	-	-	-
Income from continuing operations	$ 5,947	6,385	4,601	2,899	3,504
Income (loss) from discontinued operations	$ (4,837)	(661)	(449)	(6,622)	13
Net income (loss)	$ 1,110	5,724	4,152	(3,723)	3,517
Year-end position *(in thousands)*					
Cash and cash equivalents	$ 4,015	6,172	3,037	4,105	7,121
Working capital	$ 12,482	17,855	10,495	10,981	14,589
Net property and equipment	$ 8,171	12,664	11,307	10,564	11,280
Total assets	$ 39,446	43,790	36,610	33,029	40,709
Long-term debt	$ 24,229	30	124	6,280	8,721
Long-term liabilities	$ 6,591	7,297	5,872	4,178	449
Stockholders' equity (deficit)	$ (3,190)	29,066	19,802	15,077	22,905
Per share data *(Note 2)*					
Net income (loss):					
Basic – continuing operations	$ 1.95	2.18	1.57	0.99	1.20
Diluted – continuing operations	$ 1.89	2.05	1.56	0.99	1.18
Basic – discontinued operations	$ (1.59)	(0.23)	(0.15)	(2.26)	0.00
Diluted – discontinued operations	$ (1.59)	(0.23)	(0.15)	(2.26)	0.01
Basic	$ 0.36	1.95	1.42	(1.27)	1.20
Diluted	$ 0.35	1.83	1.41	(1.27)	1.19
Stockholders' equity (deficit)	$ (1.05)	9.91	6.77	5.16	7.84
Market price range *(Note 3)*:					
High	$ 28.71	20.23	8.17	7.14	9.77
Low	$ 15.46	7.52	4.30	4.27	4.50
Cash dividends declared	$ 12.75	-	-	-	-
Other data *(in thousands except stockholder & employee data) (Note 2)*					
Orders on hand	$ 52,527	22,607	34,468	24,596	15,691
Average shares outstanding - basic	3,048	2,932	2,926	2,923	2,923
Average shares outstanding - diluted	3,151	3,122	2,948	2,923	2,964
Average number of common stockholders	1,314	1,414	1,465	1,516	1,629
Average number of employees	234	228	215	243	286

Note 1: The summary of operations has been adjusted to reflect the sale of the Company's Samuel Bingham Enterprises, Inc. subsidiary in December 2004.
Note 2: All share information presented has been adjusted for the Company's 10% stock dividends in 2003, 2002, 2001 and 2000.
Note 3: Market prices in 2004 have been adjusted for the Company's extraordinary dividend of $11.75 per share declared and paid in December 2004.

The Board of Directors









A Message from the President

The year 2004 has been the most eventful one in the 76-year history of our company.

Most noteworthy of this eventful year was the soaring sales of our NP Aerospace subsidiary in the UK, whose product lines accounted for $25.5 of the Reinhold total of $57.7 million. The total does not include any sales by Bingham. Following closely was the Santa Fe Springs Aerospace line, which accounted for $24.2 million. Approximately half of that was derived from the on-going contract for the Minuteman III Propulsion Replacement Program, a contract that extends through 2008.

The wars in Iraq and Afghanistan - and the Gulf war before them - have given rise to an increasing number and sophistication of products designed to minimize risks of injury or death. NP Aerospace is the leader in making those products, and the Ministry of Defense of the United Kingdom (MOD) is their primary customer. The first swell of revenue from this line of products came when NP Aerospace

Backlog



Market price range



signed a $3.5 million contract with the MOD early in 2002 for delivery in 2003 of Iniba plates, a composite bullet-proof insert that fits into existing body armor. That order was fulfilled on schedule, and a second order followed in 2004 for delivery in 2005.

Going back to 1992-1993, NP Aerospace built 1,000 composite armored vehicles for the MOD that were then consigned to Northern Ireland for peace-keeping purposes. A number of them were later joined with UK forces in Iraq, but after a season of searing heat, the MOD recalled 200 for an air conditioning retrofit, a design problem that turned out to be more complex than was anticipated. When the solution came, it was as simple as it first appeared complex. Instead of conditioning the entire vehicle, they used a flexible heat barrier to separate and cool a discrete space, a conditioned cocoon within the vehicle where three soldiers at a time could work.

Our 2004 had a decidedly British accent

While the vehicles were in custody, the MOD, responding to the recommendations of soldiers who had been in combat, ordered a number of other features, including new chassis for 300 vehicles. Only the retrofit air conditioning was completed in 2004. The new chassis and other features were part of the $33 million backlog with which NP Aerospace entered 2005. Ultimately, the entire fleet will be so equipped.

Sales of medical patient couches were also significant to 2004 sales. They increased by 30% over 2003, and we expect an 80% increase over that in 2005. The increased revenue is a result of our customer's strategy to reduce the number of suppliers. We were successful in winning a "value added" contract to assemble our product to a higher completion level. This assembly work was previously performed by our customer.

a. armored vehicle

NP Aerospace armored vehicles are custom designed for defense and internal security, civic and media purposes, VIP protection, and special operations. To varying degrees and designs, they employ CAMAC composite armor systems based on composites incorporating advanced reinforced fibers, such as S-2 glass, E glass, aramid, and ultra high modulus polyethylene, possibly combined with ceramic and metal facings to achieve higher performance with lower weight than traditional metallic armor systems.

figure a.1



figure a.2



figure a.3

Helmet sales to the British army are ongoing. We have made helmets for Greece and Switzerland in the past and are expecting follow-on orders from both countries.

A new subsidiary is born

In August of 2004, we finalized a shareholders agreement to form a joint venture with King Abdullah II Design and Development Bureau (KADDB) to develop a facility in Jordan that will manufacture protective gear. The name of the new company is NP Aerospace Jordan. Fifty-one percent of the stock is held by NP Aerospace and 49% by KADDB. The facility will manufacture military helmets, body armor, and other composite products in Jordan. Upon formation of the joint venture, the new company received an order for 50,000 newly designed helmets for the Jordanian Armed Forces. The initial 25,000 will be manufactured at our NP Aerospace plant in the UK, where we will train Jordanian management and workers during their manufacture. The second 25,000 will be manufactured in Jordan.

Meanwhile, a building has been leased in Jordan in the Free Zone, equipment is being installed, and employees, including the English training crew, will begin work in July. Their first products will be ready for shipment in Q4 2005.

The fruits of keeping cool: NP Aerospace Jordan

The consummation of this joint agreement with KADDB is the result of six to seven months of patient, dogged negotiations involving people at the highest levels of the government of Jordan and their attorneys. Roger Medwell, Managing Director of NP Aerospace; Brett Meinsen, Vice President of Finance and Administration and Treasurer and

INTERNAL SECURITY

Secretary of Reinhold Industries; our attorneys, and I have represented NP Aerospace.

I have been present at every meeting with the team in Jordan, and every aspect of the agreement bears my imprematur as well as that of KADDB.

The Board of Directors of NP Aerospace Jordan is comprised of five. Two were appointed by KADDB and three by NP Aerospace: Medwell, Meinsen, and I.

This joint venture opens up the Middle East and North African markets for NP Aerospace Jordan products. For all of our products, we can meet the world-wide price point. We estimate that market to be in the range of $4 to $5 million annually.

Say goodbye to Samuel Bingham Enterprises

In December of 2004, four months after the new subsidiary, NP Aerospace Jordan, was confirmed, the tenure of Samuel Bingham Enterprises, Inc. as a Reinhold subsidiary was ended. The 156-year-old manufacturer of industrial rollers, which we acquired in March of 2000, was sold to Finzer Roller, whose headquarters are in Chicago, Illinois.

Bingham was struggling when we bought it and proved less amenable to change, less absorptive of the Reinhold culture, more distant from our core business, and their market less pervious than we had adjudged it to be. It is hoped that the company, who did little business west of the Mississippi, can draw upon their traditional roots to invigorate themselves in that part of the country that they know best. It is possible to be old in business without being decrepit, and we wish Finzer and our many friends at Bingham well.

There is life after Minuteman

There is a timorous element in the business community that is apprehensive about what will happen to Reinhold Industries when the Minuteman

b. helmet

NP Aerospace, our subsidiary in Coventry, England, manufactures a line of protective gear. Their new AC1200J/500 combat helmet is produced using NP Aerospace's Multi-Axial Preform Technology (MAPT), patent pending. It is the highest performance helmet for its projected area of coverage in the world. Its features include high anti-ballistics protection, high impact performance, high structural strength, a rapid liner release system, a washable liner system, and a ventilated suspension system.



figure b.1



figure b.2



figure b.3

contract expires in 2008. We are more inclined to regard the future with optimism *because this contract will not expire until 2008.*

Since the year 2000, the Minuteman III contract with ATK Thiokol has, as a stage, enabled Reinhold Industries to demonstrate our ability to manage major contracts for the defense/aerospace industry, to deliver flawless products on-time, and, at the same time, to prepare ourselves for more complex and challenging programs in the future. The years remaining on that contract will be fruitful as we continue to cultivate the financial, material, technical, and human resources needed to sustain ourselves as a vital resource to this industry.

The prospects for sales and earnings for Reinhold Industries, Inc. over the next decade are more promising than any I have seen since I joined the company in 1986.

Kick Rings came with Edler Industries Acquisition

There are numerous programs currently in process or development that will fuel our future. One example, which is featured in this report, is a contract with United Space Alliance for 18 sets of Kick Rings for the space shuttle. The contract accrued to Reinhold as a result of the acquisition of Edler Industries, Inc. and the employment of Vern Edler in 2001. Edler Industries fulfilled the contract for the prior order of Rings.

Kick Rings are composite insulators that shield the steel flanges where the three segments of each of the two solid rocket boosters are joined. The boosters append to and supplement the main booster in every launch of the shuttle. Each Kick Ring is comprised of 50 segments. Two Kick Rings constitute a set. One rocket booster utilizes one set and two

PREFORM TECHNOLOGY

boosters two sets, which are consumed in every launch. The 18 sets covered in our contract will suffice for nine launches. This contract will recur every three to four years for as long as the shuttle flies.

Our contract was completed late in December and was a significant part of 2004 income.

Like Halley's comet, they'll come around again

The precision of the Rings required a basic manufacturing process but one that was greatly complicated by their design. It specified a safety factor many times over the norm in order to satisfy the requirements of man-rated flight.

The stringent schedule and the absolute uniformity, strength, and durability demanded of the Rings went right to the soul of Reinhold's method: how we lay up, cure, and machine parts. Prior to beginning work on the contract we had completely refurbished and automated our cure vessels. That foresight and precaution were validated by the results: on-time delivery of 18 sets of Kick Rings comprising 1800 individual parts.

Even dormant rockets have a limited life

There are programs already in effect for the refurbishment of the Navy Standard Missile 1 (SM-1). Among other things, refurbishment entails replacement of the solid rocket fuel for the MK-56 motor. The fuel has a life of 25 to 30 years. Aerojet has recently been awarded the contract for that refurbishment.

The SM-1 is the most plentiful in the nation's arsenal. Most of them were built in the 70s and 80s. Reinhold built the aft closure and Edler the exit cone for the original SM-1. Those components will also be refurbished, and that contract is imminent. It will be fulfilled at the rate of approximately 200 per year for the next seven or eight years. As the

c. kick ring

For the Kick Ring contract, we ran one autoclave 24 hours a day, seven days a week, for three months without a breakdown. All of that time there was another autoclave standing by, just in case. The significance of this example transcends the dollars involved. It signifies the maturity of our management team, and it affirms the nurturing power of the 76-year-old composite roots from which we sprang in 1928.



figure c.1



figure c.2



figure c.3



figure c.4

incumbent manufacturer of the aft closure and exit cone, we anticipate receiving that order.

We are currently producing, under a yearly contract for Raytheon, the radome shrouds and radome sleeves for the new SM-3 missile now in an advanced stage of development for the National Missile Defense (NMD) program. Pratt and Whitney was the original contractor for the MK-72, which is the motor for the SM-3. When they shut down their plant in San Jose in December of 2004, that contract was awarded to Aerojet. Other composite components of the SM-3, including the aft closure assembly, the nozzle assembly, and approximately 10 other miscellaneous components, had been produced by Edler Industries, Inc. Because of the Edler acquisition, Reinhold is now the incumbent manufacturer for those components. Approximately 20 missiles per year are being built during this development phase.

Full production at the rate of 30 per year is not expected to begin until 2008 - 2010. As the incumbent supplier, we expect to be awarded that contract.

Seek and ye shall find

In response to evolving threats and an expanding mission, Raytheon and the US Navy are developing the next generation of Extended Range Anti-air Warfare Missile (ER-AAW), designated the SM-6. The Navy has awarded a $440M sole-source development contract to Raytheon Missile Systems. It will be propelled by the same MK-72 motor that propels the SM-3.

The initial, baseline SM-6 program provides an ER-AAW missile capability against fixed and rotary wing aircraft, unmanned aerial vehicles, and land attack anti-ship cruise missiles in flight, over both sea and land.

The Navy believes that the SM-6 can be operational in 2010. It will utilize many of the same

MATURITY

components as the SM-3. Production capability will be 200-300 per year throughout most of the next decade.

Attrition: manufacturers reduced from many to two

In addition to the contract for refurbishment of the MK-56, which is the motor for the SM-1, Aerojet also inherited a significant amount of other work as a result of the Pratt and Whitney closure of its San Jose facility in December of 2004. Now, the solid rocket propulsion industry, which had consisted of numerous manufacturers of solid rockets, has been reduced to two. They are ATK Thiokol and Aerojet.

Aerojet has also acquired Atlantic Research Corporation, obtaining in the process two plants that manufacture small tactical rockets, one in Arkansas and one in Virginia.

We expect Aerojet to become a customer of consequence in 2005.

ATK Thiokol Utah is devoted principally to large missiles, but they have two business units, one in Maryland and one in West Virginia, that manufacture tactical rockets. All three of those ATK Thiokol entities are our customers now.

Another source of income for 2004, and a prospect for years to come, is the annual renewable contract with ATK Thiokol for nozzle components for the three stages of the Orion rocket, which is the rocket that serves the Ground-based Midcourse Defense program (GMD).

We've got your numbers, and we like them

In the Annual Reports of 2002 and 2003, we anticipated the benefits of "Project B." That project consisted of inhabiting the new building, renovating the old ones, streamlining job flows for all our product lines, creating discrete work space for every

d. in-ground lighting

Among our line of commercial products are in-ground lighting fixtures from Reinhold-made Rhinolite composite sheet molding compounds: UL 94, V6, 5V rated. The accompanying drawing suggests the complexities and possibilities: insular, water tight, flame retardent, deep drawn, complex geometry, molded-in details, custom curves, variable thicknesses, molded-in brass, bonding. First, you have to be able to make it. Second, you may have to make the tools to make it. First stop: Reinhold engineering.



figure d.1



figure d.2



figure d.3



figure d.4

function, refurbishing equipment, and reducing material and employee traffic from operation to operation.

Because our line of in-ground lighting products consists of so many parts, we predicted that that line of products would benefit most from "Project B," not because of increased volume but from operating efficiencies. Our predictions were correct. Although gross sales decreased from $3.5 million in 2003 to $3.3 million in 2004, gross margin as a percent of sales rose from 19.3% in 2003 to 28.8% in 2004, and EBIT rose from 3.1% and $108,000 in 2003 to 11.5% and $376,000 in 2004.

One objective for this product line is to increase the sales of our sheet molding compounds. Our manufacturing capacity greatly exceeds our in-house needs, we enjoy a geographical advantage over suppliers in the midwest and Canada, and we are price competitive. We have hired a new manager of manufacturing, Brian Witt, whose knowledge and experience in SMC compounding make it possible for product line manager Ari Aleong to spend more time in the field, meeting with customers and delivering the Reinhold message. We expect of this product an increase in sales in 2005.

Composite Airline Seating products: rising from the trough

The severe decline in demand for Airline Seating products has been chronicled in the past three annual reports, so it is known to most readers that 2001 was the second year in history with negative growth in the airline industry. Obviously, the industry was suffering prior to the events of 9/11, when decline congealed into disaster. Still, this line of products yielded a modest profit in each of those years. A further decline of gross sales, however - from $5.25 million in 2003 to $4.7 million in 2004 - plus the imperative of keeping our dedicated work force

COMPLEXITIES & POSSIBILITIES

intact to meet the resurgence of the airline seating market that we were certain would come, resulted in a loss of $546 thousand for the year.

Nevertheless, the outlook for this beleaguered product line is positive. There are more than signs, there are events that proclaim a resurgence of this market. Both Airbus and Boeing have released figures showing increases of 45% in new aircraft sales from 2005-2006 and another 45% increase from 2006-2007. We will benefit from those increases, but we will also benefit from an industry-wide shift from aluminum to composite seatbacks. A market shift that we have been trumpeting for years has been visited upon us.

We could be sitting pretty with future air travelers

This shift is not a plea. It is a mandate. Boeing with their 787 and Airbus with their A380 have made it so by compelling aircraft seating contractors to reduce the weight of aircraft interiors by 15%. The most efficient and economical way to do that is to switch from aluminum to composite seat structures.

Aluminum accounted for 70% and composites 30% of the seatback market in 2001. That ratio will change to something closer to 50-50 in the near term.

We have tried unsuccessfully for 18 years to sell seatbacks to one major seating contractor but could not overcome the fact that they made their own aluminum seatbacks. However, in response to the mandated weight reduction, they are now working with us on the design and development of a composite seatback. Based on the needs for the 787 and A380 alone, our business with this contractor is expected to increase significally in 2005-2006.

Our number one customer has also made their own aluminum seatbacks. We are now working with them on a new design for composite seat structures.

e. seatback

Airline seating products are changing but the Reinhold mission isn't: replacing metal with advanced composites where light weight, uncommon shapes, and corrosion resistance are required. Finally, the times are catching up. Our decades-old mantras, like immortal echoes, resound in the board rooms and palaces of design where features, costs, contours, comfort, the weight of aluminum, and the price of fuel are pondered as composite solutions ascend.

figure e.1

figure e.2



figure e.3

The basic seatback has not changed for 45 years. It consists of a ladder back, aluminum frame, and legs with the back and the pan attached to them. That does not comport, however, with demands for lighter weight and more innovative features. One solution that does comport is to make the entire seat structure - legs, frame, beam, and back - of composites. In collaboration with this contractor, we have built such a structure. It will be unveiled at the Aircraft Interiors Show in Hamburg, Germany April 5, 6, and 7. We will soon be entering phase one FAA certification testing and expect this program to launch late in 2005.

This dividend speaks for itself

Pursuant to a meeting of the Board of Directors of Reinhold Industries, Inc. in September of 2003, the Board announced a plan to engage an investment banker to investigate strategic alternatives for the future of the company. One option considered was the sale of the company. Interest was expressed by a considerable number of buyers, and the field was eventually reduced to one, whose tentative offer, pending due diligence, was acceptable to the Board. When, at the eleventh hour, after due diligence, the suitor requested significant changes, the Board declined and promptly took Reinhold off the table.

The object of the plan to sell had been to effect a return on investment for our shareholders. There are only 3.25 million shares of Reinhold's stock outstanding and average daily trading is only 1,000 shares. When the sale was aborted the dilemma, common to companies whose stock is closely held and thinly traded, remained: how to effect a return on investment for our shareholders.

A bold stroke by the Board

The Board solved the problem by announcing an $11.75 per share special dividend to be paid in the fourth quarter of 2004. The stock price was $26.00

COMPOSITE SOLUTIONS

per share at the time. Quarterly dividends of $.50 per share had already been paid for Q2 and Q3, and it was announced that the same quarterly dividends would be ongoing.

How did the Board determine a dividend of $11.75, and where did the money come from? The Board studied the company's future opportunities and determined that future cash flows would justify borrowing money for the dividend and using those cash flows to repay the debt over the next five years. The result was that stockholders realized a handsome return on their investment and still retained their stock.

The Board of Directors

The Sarbanes Oxley Act and the requirements of Nasdaq and the Securities and Exchange Commission mandate that a majority of the Board of Directors be made up of outside, independent directors. In Q3 of 2004, Reinhold expanded the Board from 6 to 9 members. The Board now consists of five outside, independent directors and four inside directors.

For this fruitful year, we are grateful to our customers, our employees, and our suppliers.



Michael T. Furry
President, CEO and Director

Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from four operating segments: Aerospace, CompositAir, Commercial and NP Aerospace. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft.

Critical Accounting Policies

The Company's consolidated financial statements and related public financial information are based on the application of U.S. generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. The Company bases our estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by the Company require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values

would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the Company assesses the fair value and recoverability of its long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, the Company makes assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of the Company's long-lived assets and goodwill is dependent upon the forecasted performance of its business and the overall economic environment. When the Company determines that the carrying value of its long-lived assets and goodwill may not be recoverable, it measures any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, the Company may have to record additional impairment charges not previously recognized.

Discontinued Operations During the three months ended September 30, 2004, management committed to a plan of action to sell its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc. The decision to sell was based on continuing losses from operations and a negative long-term outlook in the marketplaces this subsidiary serves. On September 30, 2004, management determined that the plan of sale criteria in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. Accordingly, the carrying value of its fixed assets was adjusted to its fair value less costs to sell and goodwill was determined to be impaired in accordance with the criteria of FASB No 142. Fair value was determined based on the highest offer received from several potential strategic suitors. The resulting $5.7 million impairment charge was included in "Loss on discontinued operations" in the statement of operations.

On December 17, 2004, Samuel Bingham Enterprises, Inc. sold certain assets and transferred certain liabilities to Finzer Roller, L.L.C. for $3.1 million in cash, subject to post-closing adjustments. The assets sold included accounts receivable, inventories, prepaid expenses, equipment, real property, tangible personal property, intellectual and other intangible property. Liabilities transferred include accounts payable, accrued expenses and defined benefit pension plan obligations. The purchase price was adjusted based on the computation of closing date working capital.

Assets held for sale included in the consolidated balance sheet as of December 31, 2004 and 2003 are as follows:

	DECEMBER 31, 2004	DECEMBER 31, 2003
Accounts receivable	$ -	2,197
Inventory	-	1,445
Prepaid expenses	-	230
Property, plant and equipment, net	-	4,010
Other assets	-	1,284
Accounts payable	-	(829)
Accrued expenses	-	(338)
Net assets held for sale	$ -	7,999

Operating results of the discontinued operations for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

	2004	2003	2002
Net sales	$ 15,075	16,706	17,092
Loss from operations	(1,316)	(1,101)	(748)
Impairment loss	(5,692)	-	-
Additional loss on sale	(465)	-	-
Tax benefit	2,636	440	299
Loss on discontinued operations	($4,837)	(661)	(449)

Income Taxes The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Comapny regularly reviews its deferred tax assets for recoverability and establishs a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, the Company is required to translate the financial statements of NP Aerospace from the currency in which it keeps its accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, the Company considers NP Aerospace's local currency to be the functional currency. Accordingly, the Company recorded foreign currency translation gains of approximately $1,021,000 and $346,000 that were included as part of "accumulated other comprehensive loss" within its balance sheet at December 31, 2004 and 2003, respectively.

Accounting for Investment in Majority Owned Subsidiary In August 2004, NP Aerospace Ltd. ("NPA"), the Company's wholly-owned U.K. subsidiary, and King Abdullah II Design and Development Bureau ("KADDB"), a Jordanian company, entered into a joint venture agreement to establish a composites manufacturing facility in the country of Jordan. NP Aerospace Jordan WLL ("NPAJ"), a Jordanian limited liability company, was created as a result of the agreement. NPAJ is owned 51% by NPA and 49% by KADDB. In accordance with SFAS 94, " Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. This Statement requires consolidation of a majority-owned subsidiary even if it has "nonhomogeneous" operations, a large minority interest, or a foreign location. As of December 31, 2004, the financial statements of NPAJ have been consolidated into the financial statements of NP Aerospace.

Property and Equipment The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any

resulting gain or loss is included in the statement of earnings. Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

2004 Compared with 2003 Backlog at December 31, 2004 was $52.5 million, up 132% from December 31, 2003, due primarily to new orders received by NP Aerospace for military helmets and armored vehicle chassis replacements. In 2004, order input increased 133% to $88.6 million. Total net sales increased by 15% to $57.7 million from $50.3 million in 2003. Sales increased by $2.0 million (9%) for the Aerospace business unit compared to 2003 due primarily to increased shipments of composite structures related to the Space Shuttle program. Sales also increased by $6.2 million (32%) for NP Aerospace due primarily to additional retrofitting of armored vehicles for the UK Ministry of Defence. Sales for the CompositAir business unit decreased by $0.5 million (11%) due to economic problems in the commercial airline industry. Sales for the Commercial business unit decreased by $0.2 million (6%) due primarily to decreased shipments of pool heater covers.

Gross profit margin decreased to 34.7% from 35.3% due primarily to unfavorable product mix and labor inefficiencies on start up of new programs. Gross profit margin from NP Aerospace decreased to 28.0% from 31.4% due to labor inefficiencies. Gross profit margin from Aerospace increased to 47.3% from 44.8% due primarily to favorable product mix. Gross profit margin from CompositAir decreased to 10.3% from 20.5% due to unfavorable product mix. Gross profit margin from Commercial increased to 28.8% from 19.3% due to lower manufacturing overhead costs and higher labor efficiencies.

In 2004, selling, general and administrative expenses were $9.4 million (16.3% of sales) compared with $7.6 million (15.2% of sales) in 2003. The increase is due to higher pension related expenses, management incentive compensation costs, additional sales headcount, professional fees related to the potential sale of the Company and higher costs of public company compliance.

In 2004, net interest income increased to $93 thousand from $50 thousand due to higher average cash balances.

Income before income taxes was $10.8 million or 18.7% of sales in 2004 and $10.2 million or 20.3% of sales in 2003. Income before income taxes at the Aerospace business unit increased to $8.1 million (33.2% of sales) in 2004 from $7.1 million (31.9% of sales) in 2003 due to higher sales and favorable product mix. A loss before income taxes for CompositAir of $0.5 million (-11.6% of sales) was realized in 2004 compared to income before income taxes of $0.3 million in 2003 (5.0% of sales) due to lower sales, higher manufacturing overhead costs and higher selling and general and administrative expenses. Income before income taxes for the Commercial business unit increased to $0.4 million (11.5% of sales) from $0.1 million (3.1% of sales) due to higher average selling prices and lower overhead expenses. Income before income taxes for NP Aerospace increased to $4.6 million in 2003 (18.1% of sales) from $3.8 million in 2003 (19.8% of sales) due mainly to higher sales of armored vehicle retrofit components.

A tax provision of $4.9 million was recorded in 2004 compared with a provision of $3.8 million in 2003 due to higher income before income taxes and a higher effective tax rate. The effective tax rate in 2004 was 45.0% as compared to 37.4% in 2003 due to additional federal income taxes recorded on repatriated U.K. earnings. The effective tax rate in the United Kingdom was 30% in 2004 and 31% in 2003. At December 31, 2004 and 2003, the

Company had net operating loss carryforwards for Federal income tax purposes of approximately $23.9 million and $20.6 million, respectively. The Company may utilize the federal net operating losses by carrying them forward to offset future federal taxable income, if any. These losses will begin to expire in 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1.3 million in 2004 and $4.1 million in 2003. Future domestic taxable income totalling approximately $15.2 million must be generated in order to realize net deferred tax assets at December 31, 2004.

As of January 1, 2005, the Company has determined that a portion of the future earnings from NP Aerospace will be remitted to the U.S. at some time in the future in order to meet business requirements which primarily include the repayment of U.S. debt obligations. The Company will be required to provide residual U.S. income taxes on these future earnings.

Net income from continuing operations totaled $5.9 million, or $1.89 per diluted share in 2004 compared with $6.4 million, or $2.05 per diluted share in 2003.

Liquidity and Capital Resources As of December 31, 2004, working capital was $12.5 million, down $5.4 million from December 31, 2003. Cash and cash equivalents of $4.0 million held at December 31, 2004 were $2.2 million lower than cash and cash equivalents held at December 31, 2003 due primarily due to the increased dividends paid by the Company.

Net cash provided by operating activities amounted to $6.6 million in 2004 and $5.1 million in 2003. The increase over the prior period relates mainly to lower cash flows used in discontinued operations.

Net cash provided by investing activities totaled $1.8 million in 2004 consisting of capital expenditures of $0.7 million, loan fees of $0.6 million offset by proceeds from the sale of Bingham of $3.1 million. Net cash used in investing activities in 2003 totaled $2.3 million consisting of capital expenditures.

Net cash used in financing activities in 2004 totaled $11.1 million, consisting of the proceeds on long term debt from LaSalle Bank ($31.5 million), repayment of long term debt and capital leases ($3.0 million), proceeds from exercise of employee stock options ($1.9 million) and the payment of dividends to shareholders ($41.5 million). Net cash used in financing activities in 2003 totaled $0.1 million, consisting of the payment of capital leases. The Company does not have any current significant commitments for capital expenditures at December 31, 2004.

The Company believes that its current working capital of $12.5 million, the available line of credit, and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2005.

Contingent commercial commitments at December 31, 2004 are as follows (in thousands):

DESCRIPTION	TOTAL AMOUNT	AMOUNT OUSTANDING	EXPIRATION DATE
Credit agreement	$36,500	$28,633	12/08/2009

Contractual Obligations The following is a summary of contractual obligations at December 31, 2004 (in thousands):

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATION	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Capital lease obligations	$30	30	-	-	-
Credit agreement	28,633	4,404	8,808	15,421	-
Operating lease obligations ·	9,166	766	1,487	1,483	5,430
Purchase obligations	6,022	6,022			
Pension plan obligation*	1,726	1,726	-	-	-
Total	$45,577	12,948	10,295	16,904	5,430

*The total pension liability, net of taxes, as of December 31, 2004 is $5,614. Cash contributions to the plan after 2005 are indeterminable.

2003 Compared with 2002 Backlog at December 31, 2003 was $22.6 million, down 34% from December 31, 2002, due to a delay in the receipt of annual orders for the Minuteman III Propulsion Replacement Program. In 2003, order input decreased 27% to $38.1 million. Total net sales increased by 20% to $50.3 million from $42.0 million in 2002. Sales increased by $3.0 million (16%) for the Aerospace business unit compared to 2002 due mainly to increased shipments of missile components for the Minuteman III Propulsion Replacement Program. Sales also increased by $6.0 million (45%) for NP Aerospace due to increased shipments of body armor and military helmets. Sales for the CompositAir business unit decreased by $1.3 million (20%) due to economic problems in the commercial airline industry. Sales for the Commercial business unit increased by $0.6 million (21%) due to increased shipments of in-ground lighting housings, pool filter tanks and heater covers.

Gross profit margin increased to 35.3% from 33.0% due primarily to higher sales and the resulting absorption of overhead expenses for NP Aerospace. Gross profit margin from NP Aerospace increased to 31.4% from 26.7%. Gross profit margin from Aerospace increased to 44.8% from 44.6%. Gross profit margin from CompositAir increased to 20.5% from 17.1% due to elimination of labor inefficiencies resulting from our 2002 consolidation of production facilities in Santa Fe Springs, California. Gross profit margin from Commercial decreased to 19.3% from 20.4% due to higher overhead expenses.

In 2003, selling, general and administrative expenses were $7.6 million (15.2% of sales) compared with $6.4 million (15.2% of sales) in 2002. The increase is due to higher pension expenses and management incentive compensation costs.

In 2003, net interest income increased to $50 thousand from interest expense in 2003 of $29 thousand due to higher cash balances and lower debt.

Income before income taxes was $10.2 million or 20.3% of sales in 2003 and $7.4 million or 17.7% of sales in 2002. Income before income taxes at the Aerospace business unit increased to $7.1 million (31.9% of sales) in 2003 from $6.8 million (35.3% of sales) in 2002 due to higher sales. Income before income taxes for CompositAir decreased to $0.3 million in 2003 (5.0% of sales) from $0.5 million in 2002 (6.9% of sales) due to lower sales caused by economic problems in the commercial airline industry. Income before income taxes for the Commercial business unit decreased to $0.1 million (3.1% of sales) from $0.2 million (7.7% of sales) due to higher overhead expenses. Income before income taxes for NP Aerospace increased to $3.8 million in 2003 (19.8% of sales) from $1.6 million in 2002 (12.1% of sales) due mainly to higher sales of body armor and military helmets.

A tax provision of $3.8 million was recorded in 2003 compared with a provision of $2.8 million in 2002 due to higher income before income taxes. The effective tax rate in 2003 was 37.4% as compared to 37.9% in 2002. The effective tax rate in the United Kingdom was 31% in 2003 and 30% in 2002. At December 31, 2003 and 2002, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $20.6 million and $21.2 million, respectively. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carry-forwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $4.1 million in 2003 and $1.8 million in 2002. Future domestic taxable income totalling approximately $6.6 million must be generated in order to realize net deferred tax assets at December 31, 2003.

Net income from continuing operations totaled $6.4 million, or $2.05 per diluted share in 2003 compared with $4.6 million, or $1.56 per diluted share in 2002.

Liquidity and Capital Resources

As of December 31, 2003, working capital was $17.9 million, up $7.4 million from December 31, 2002. Cash and cash equivalents of $6.2 million held at December 31, 2003 were $3.1 million higher than cash and cash equivalents held at December 31, 2002 due primarily to the increased profitability of the Company.

Net cash provided by operating activities amounted to $5.1 million in 2003 and $1.3 million in 2002. The increase over the prior period relates mainly to the increased profitability of the Company and lower cash used in discontinued operations.

Net cash used in investing activities totaled $2.3 million in 2003 and $2.1 million in 2002 consisting of capital expenditures in each year.

Net cash used in financing activities in 2003 totaled $0.1 million consisting primarily of capital lease payments. Net cash used in financing activities in 2002 totaled $0.7 million consisting primarily of the payoff of bank loans. The Company did not have any current significant commitments for capital expenditures at December 31, 2003.

Acquired Business

On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation has been renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001. Effective January 1, 2003, Reinhold consolidated the Thermal Insulation division with the Aerospace division. Accordingly, all financial data and business segment commentary in this report reflects a retroactive consolidation and restatement of the the Thermal Insulation and Aerospace divisional results under the Aerospace mantle.

Change in Control

On May 21, 1999, pursuant to a Stock Purchase Agreement dated May 18, 1999, between Keene Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represented approximately 49.9% of the outstanding common stock of the Company.

The sale of shares to the Purchasers constitutes an "ownership shift" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 limits the utilization of net operating loss carryforwards upon certain accumulations of stock of corporate issuers. Additional purchases of shares by the Purchasers prior to May 22, 2002, or purchases of shares by other shareholders that result in those shareholders owning more than 5% of the outstanding Common Stock of the Company prior to May 22, 2002, may have resulted in significant limitations on the Company's ability to utilize its net operating loss carryforwards to offset its future income for federal income tax purposes.

Between May 21, 1999 and May 22, 2002, no additional purchases of shares were made by the Purchasers or by other shareholders that resulted in those shareholders owning more than 5% of the outstanding Common Stock of the Company.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combination and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002,

addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The Company has determined that the impact of adopting SFAS No. 142 had a favorable impact of $202,000 (net of related tax effects) to its results of operations in 2002.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recognized at fair value at the inception of certain guarantees for the obligations undertaken by the guarantor. FIN 45 also requires additional disclosures for certain guarantee contracts. The disclosure provisions of FIN 45 were effective for financial statements ending after December 15, 2002, while the recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 was not material to our results of operations or financial condition.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable – i.e., that embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date – as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which expands upon and strengthens existing accounting guidance concerning when a company should include in its financial statements the assets, liabilities and activities of another entity. Prior to the issuance of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company had adopted FIN 46, and the effects of adoption were not material to our financial position, results of operations or cash flows.

In December 2003, the FASB revised FIN 46 (FIN 46R), delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any Special Purpose Entities (SPEs), FIN 46R is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 is still applicable, however, for all SPEs created prior to February 1, 2003 at the end of the first

interim or annual reporting period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities. The adoption of FIN 46R as of January 1, 2004 did not have a material impact on our results of operations, financial position, or cash flows.

In December 2003, the FASB revised Statement No. 132 (FAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." FAS 132R expands employers' disclosure requirements for pension and post-retirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and the Company had included these disclosures in note 7 to our consolidated financial statements.

In November 2004, the FASB revised Statement No. 151 (FAS 151) "Inventory Costs, an amendment of ARB No. 43, Chapter 4." FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The impact to the Company has not yet been determined.

In December 2004, the FASB revised Statement No. 123 (FAS 123R), "Share-Based Payment." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) in the first interim or annual reporting period beginning after June 15, 2005. The impact to the Company has not yet been determined.

Legal Proceedings The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site.

On December 30, 2002, the United States District Court for the Southern District of New York approved and entered a Consent Decree agreed upon by the United States and the Company settling the claims asserted by the National Park Service against the Company. The United States and the Company stipulated that the EPA will not seek reimbursement of its response costs with respect to the Valley Forge Site and that the Company's claim for a declaratory judgement with respect to those costs may be dismissed with prejudice.

Under the terms of the Consent Decree, the Company was obligated to pay $500,000 to the Department of the Interior. In return, the Company has received from the United States a covenant not to sue, subject to certain limited exceptions, for claims under CERCLA Sections 106, 107 and 113 and RCRA Section 7003 relating to the Site. The payment to the Department of the Interior was made on January 23, 2003.

In September 2002, in accordance with SFAS No. 5, Accounting for Contingencies, the Company had recorded a reserve of $500,000 for the estimated cost to conclude this matter. These costs were included in the December 31, 2002 balance sheet as a component of "Accrued Expenses."

Pursuant to the Consent Decree and CERCLA Section 113(f)(2), the Company's settlement with the United States bars any other party from asserting claims for contribution for any response costs incurred with respect to the Valley Forge Site by the United States, any State or other governmental entity, or any other party.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

Forward Looking Statements This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

Consolidated Statements of Operations

(Amounts in thousands, except for per share data)	YEARS ENDED DECEMBER 31, 2004	2003	2002
Net sales	$ 57,739	50,295	41,950
Cost of sales	37,628	32,516	28,119
Gross profit	20,111	17,779	13,831
Selling, general and administrative expenses	9,432	7,631	6,396
Operating income	10,679	10,148	7,435
Interest income (expense), net	93	50	(29)
Income before minority interest and income taxes	10,772	10,198	7,406
Minority interest, net of income taxes	30	-	-
Income before income taxes	10,802	10,198	7,406
Income taxes	4,855	3,813	2,805
Income from continuing operations	5,947	6,385	4,601
Discontinued operations:			
Loss from operation of discontinued segment	(1,316)	(1,101)	(748)
Impairment loss	(5,692)	-	-
Loss on disposition	(465)	-	-
Income tax benefit	2,636	440	299
Loss on discontinued operations	(4,837)	(661)	(449)
Net income	$ 1,110	5,724	4,152
Earnings (loss) per share:			
Basic – continuing operations	$ 1.95	2.18	1.57
Diluted – continuing operations	$ 1.89	2.05	1.56
Basic – discontinued operations	$ (1.59)	(0.23)	(0.15)
Diluted – discontinued operations	$ (1.59)	(0.23)	(0.15)
Basic	$ 0.36	1.95	1.42
Diluted	$ 0.35	1.83	1.41
Weighted average common shares outstanding:			
Basic	3,048	2,932	2,926
Diluted	3,151	3,122	2,948
Dividends per common share	$ 12.75	-	-

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except share data)	DECEMBER 31, 2004	DECEMBER 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 4,015	6,172
Accounts receivable (less allowance for doubtful accounts of $15 and $53, respectively)	8,758	8,584
Inventories	8,214	7,472
Prepaid pension	1,278	2,006
Deferred taxes	1,312	325
Other prepaid expenses and current assets	721	693
Total current assets	24,298	25,252
Property and equipment, at cost	18,079	22,478
Less accumulated depreciation and amortization	9,908	9,814
Net property and equipment	8,171	12,664
Goodwill	2,521	3,786
Deferred taxes	3,851	1,915
Other assets	605	173
	$ 39,446	43,790
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 4,030	3,414
Accrued expenses	3,352	3,881
Current installments of long term debt	4,434	102
Total current liabilities	11,816	7,397
Long-term debt, less current installments	24,229	30
Long-term pension liability	5,879	6,978
Minority interest	409	-
Other long-term liabilities	303	319
Commitments and contingencies	-	-
Stockholders' equity (deficit):		
Preferred stock – Authorized: 250,000 shares		
Issued and outstanding: None	-	-
Common stock, $0.01 par value:		
Authorized: 4,750,000 shares		
Issued and outstanding: 3,251,222 and 2,935,201, respectively	32	29
Additional paid-in capital	1,371	28,303
Retained earnings (deficit)	-	7,721
Accumulated other comprehensive loss	(4,593)	(6,987)
Net stockholders' equity (deficit)	(3,190)	29,066
	$ 39,446	43,790

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	YEARS ENDED DECEMBER 31, 2004	2003	2002
Cash flows from operating activities:			
Net income from continuing operations	$ 5,947	6,385	4,601
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,330	1,276	1,092
Additions to paid-in capital resulting from tax benefits	3,616	4,138	1,756
Non-cash compensation	226	54	18
Loss on disposal of discontinued operation	465	-	-
Changes in assets and liabilities:			
Accounts receivable, net	(2,360)	1,211	(4,544)
Inventories	(2,187)	(1,528)	28
Prepaid expenses and other current assets	475	(632)	199
Accounts payable	1,445	(741)	1,715
Accrued expenses	557	709	1,846
Deferred tax assets	(2,923)	(2,240)	-
Minority interest	409	-	-
Other, net	235	56	(15)
Cash flows used in discontinued operations	(679)	(3,597)	(5,382)
Net cash provided by operating activities	6,556	5,091	1,314
Cash flows from investing activities:			
Capital expenditures	(706)	(2,250)	(2,102)
Loan fees	(605)	-	-
Proceeds from sale of discontinued operation	3,127	-	-
Net cash provided by (used in) investing activities	1,816	(2,250)	(2,102)
Cash flows from financing activities:			
Proceeds from long term debt	31,500	-	-
Repayment of long term debt	(2,969)	(141)	(739)
Proceeds from exercise of stock options	1,918	33	-
Dividends paid	(41,524)	(9)	(6)
Net cash used in financing activities	(11,075)	(117)	(745)
Effect of exchange rate changes on cash	546	411	465
Net (decrease) increase in cash and cash equivalents	(2,157)	3,135	(1,068)
Cash and cash equivalents at beginning of year	6,172	3,037	4,105
Cash and cash equivalents at end of year	$ 4,015	6,172	3,037
Supplementary disclosures of cash flow information -			
Cash paid during the year for:			
Income taxes	$ 2,235	1,136	352
Interest	$ 77	41	272

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income

		Common stock $0.01 par value	
(Amounts in thousands, except share data)	PREFERRED SHARES	CLASS A SHARES	AMOUNT
Balance, December 31, 2001	-	2,416,722	$24
Net income		-	-
10% stock dividend		240,933	3
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		2,157	-
Additions to paid-in capital resulting from tax benefits		-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2002	-	2,659,812	$27
Net income		-	-
10% stock dividend		265,418	2
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		4,248	-
Stock options exercised		5,723	-
Additions to paid-in capital resulting from tax benefits		-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2003	-	2,935,201	$29
Net income		-	-
Cash dividends paid and accrued		-	-
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		4,635	-
Stock options exercised		311,386	3
Additions to paid-in capital resulting from tax benefits		-	-
Decrease in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2004	-	3,251,222	$32

See accompanying notes to consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL COMPREHENSIVE INCOME (LOSS)	NET STOCKHOLDERS' EQUITY (DEFICIT)
$17,514	$2,655	$(5,116)	-	$15,077
-	4,152	-	4,152	4,152
1,925	(1,934)	-	-	(6)
18	-	-	-	18
1,756	-	-	-	1,756
-	-	(1,660)	(1,660)	(1,660)
-	-	465	465	465
			2,957	
$21,213	$4,873	$(6,311)	-	$19,802
-	5,724	-	5,724	5,724
2,865	(2,876)	-	-	(9)
54	-	-	-	54
33	-	-	-	33
4,138	-	-	-	4,138
-	-	(1,403)	(1,403)	(1,403)
-	-	727	727	727
			5,048	
$28,303	$7,721	$(6,987)	-	$29,066
-	1,110	-	1,110	1,110
(32,692)	(8,831)	-	-	(41,523)
226	-	-	-	226
1,918	-	-	-	1,921
3,616	-	-	-	3,616
-	-	1,210	1,210	1,210
-	-	1,184	1,184	1,184
			3,504	
$ 1,371	$ -	$(4,593)		$(3,190)

1 Organization

DESCRIPTION OF BUSINESS Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, and other commercial industries.

Chapter 11 Reorganization Reinhold was acquired by Keene Corporation (Keene) in 1984 and operated as a division of Keene until 1990, when Reinhold was incorporated in the state of Delaware as a wholly-owned subsidiary of Keene.

On December 3, 1993, Keene filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court (Bankruptcy Court). Keene's Chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits which named Keene as a party.

On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold.

On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).

On May 21, 1999, pursuant to a Stock Purchase Agreement, dated May 18, 1999, between the Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company.

2 Summary of Significant Accounting Policies and Practices

CRITICAL ACCOUNTING POLICIES The Company's consolidated financial statements and related public financial information are based on the application of U.S. generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company

considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by the Comapny require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company assesses the fair value and recoverability of its long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, the Company makes assumptions and estimates regarding future cash flows and other factors to make its determination. The fair value of its long-lived assets and goodwill is dependent upon the forecasted performance of its business and the overall economic environment. When the Company determines that the carrying value of its long-lived assets and goodwill may not be recoverable, it measures any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, the Company may have to record additional impairment charges not previously recognized.

Discontinued Operations During the three months ended September 30, 2004, management committed to a plan of action to sell its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc. The decision to sell was based on continuing losses from operations and a negative long-term outlook in the marketplaces this subsidiary serves. On September 30, 2004, management determined that the plan of sale criteria in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. Accordingly, the carrying value of its fixed assets was adjusted to its fair value less costs to sell and goodwill was determined to be impaired in accordance with the criteria of FASB No 142. Fair value was determined based on the highest offer received from several potential strategic suitors. The resulting $5.7 million impairment charge was included in "Loss on discontinued operations" in the statement of operations.

On December 17, 2004, Samuel Bingham Enterprises, Inc. sold certain assets and transferred certain liabilities to Finzer Roller, L.L.C. for $3.1 million cash, subject to post-closing adjustments. The assets sold included accounts receivable, inventories, prepaid expenses, equipment, real property, tangible personal property, intellectual and other intangible property. Liabilities transferred include accounts payable, accrued expenses and defined benefit pension plan obligations. The purchase price was adjusted based on the computation of closing date working capital.

Assets held for sale included in the consolidated balance sheet as of December 31, 2004 and 2003 are as follows (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003
Accounts receivable	$ -	2,197
Inventory	-	1,445
Prepaid expenses	-	230
Property, plant and equipment, net	-	4,010
Other assets	-	1,284
Accounts payable	-	(829)
Accrued expenses	-	(338)
Net assets held for sale	$ -	7,999

Operating results of the discontinued operations for the years ended December 31, 2004, 2003 and 2002 are summarized as follows (in thousands):

	2004	2003	2002
Net sales	$ 15,075	16,706	17,092
Loss from operations	(1,316)	(1,101)	(748)
Impairment loss	(5,692)	-	-
Additional loss on sale	(465)	-	-
Tax benefit	2,636	440	299
Loss on discontinued operations	$ (4,837)	(661)	(449)

Additional loss on sale resulted from legal fees and working capital adjustments as per the asset sale agreement.

Income Taxes The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, the Company is required to translate the financial statements of NP Aerospace from the currency in which they keep their accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, the Company considers NP Aerospace's local currency to be the functional currency. Accordingly, the Company recorded a foreign currency translation gains of approximately $1,021,000 and $346,000 that were included as part of accumulated other comprehensive loss within its balance sheet at December 31, 2004 and 2003, respectively.

Accounting for Investment in Majority Owned Subsidiary In August 2004, NP Aerospace Ltd. ("NPA"), the Company's wholly-owned U.K. subsidiary, and King Abdullah II Design and Development Bureau ("KADDB"), a Jordanian company, entered into a joint venture agreement to establish a composites manufacturing facility in the country of Jordan. NP Aerospace Jordan WLL ("NPAJ"), a Jordanian limited liability company, was created as a result of the agreement. NPAJ is owned 51% by NPA and 49% by KADDB. In accordance with SFAS 94, " Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. This Statement requires consolidation of a majority-owned subsidiary even if it has "nonhomogeneous" operations, a large minority interest, or a foreign location. As of December 31, 2004, the financial statements of NPAJ have been consolidated into the financial statements of NP Aerospace.

Property and Equipment The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings. Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Reinhold and its wholly-owned subsidiary, NP Aerospace. The financial statements of NP Aerospace include the accounts of NP Aerospace Jordan. The 49% interest in NP Aerospace Jordan that is not owned by NP Aerospace is reflected in the financial statements under the heading "Minority interest." All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003
Cash in banks	$ 1,657	3,320
Money market funds	2,358	2,852
Total	$ 4,015	6,172

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non-recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered. The components of inventory are as follows (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003
Raw material	$ 5,921	3,791
Work-in-process	1,506	1,843
Finished goods	787	393
Assets held for sale	-	1,445
Total	$ 8,214	7,472

ACCOUNTING FOR GOVERNMENT CONTRACTS Substantially all of the Company's government contracts are firm fixed price. Sales and cost of sales on such contracts are recorded as units are delivered. Estimates of cost to complete are reviewed and revised periodically throughout the contract term, and adjustments to profit resulting from such revisions are recorded in the accounting period in which the revisions are made. Losses on contracts are recorded in full as they are identified.

Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2004 and 2003 were $3,384,000 and $1,733,000, respectively.

PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

	USEFUL LIFE	DECEMBER 31, 2004	DECEMBER 31, 2003
Buildings	10-40 years	$ 1,090	1,012
Leasehold improvements	5-15 years	4,179	4,096
Machinery and equipment	5-25 years	11,276	10,656
Furniture and fixtures	3-10 years	1,518	1,328
Construction in process	-	16	76
Assets held for sale		-	5,310
Property and equipment, at cost		18,079	22,478
Accumulated depreciation and amortization		9,908	8,514
Accumulated depreciation and amortization on assets held for sale		-	1,300
Net property and equipment		$ 8,171	12,664

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings.

Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

GOODWILL Prior to January 1, 2002, costs in excess of fair value of net assets of acquired companies (goodwill) was amortized on a straight-line basis over 10 - 40 years. The gross amount of goodwill and related accumulated amortization at December 31, 2004 and 2003 amounted to $3,313,000 and $8,921,000, and $792,000 and $5,135,000, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are no longer amortized but instead subject to impairment tests at least annually.

In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2004. As a result, the second step of the impairment test was not required.

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully described in note 3 of notes to consolidated financial statements, income tax benefits realized from temporary differences and operating loss carryforwards prior to the chapter 11 reorganization described above are recorded directly to additional paid-in capital.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Basic and diluted EPS reflect changes in the number of shares resulting from the Company's 10% stock dividends (see note 5).

The reconciliations of basic and diluted weighted average shares are as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Net income (loss)	$ 1,110	5,724	4,152
Weighted average shares used in basic computation	3,048	2,932	2,926
Dilutive stock options	103	190	22
Weighted average shares used for diluted calculation	3,151	3,122	2,948

ACCUMULATED OTHER COMPREHENSIVE LOSS Other comprehensive loss refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in other comprehensive loss but excluded from net income (loss) as those amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive loss is composed of changes in the additional pension liability in excess of unrecognized prior service cost and foreign currency translation adjustments. The accumulated balance of additional pension liability in excess of unrecognized prior service cost and foreign currency translation gains (losses) at December 31, 2004 and 2003 is $5,614,000 and $6,824,000, and $1,021,000 and ($163,000), respectively.

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of SFAS No. 123 "Accounting For Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Translation and Disclosure."

The following table illustrates the effect on net income and earnings per share had compensation expense for the employee based plans been recorded based on the fair value method under SFAS 123 (in thousands, except per share data):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Net income as reported	$ 1,110	5,724	4,152
Deduct, Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(106)	(115)	(134)
Net income, as adjusted	$ 1,004	5,609	4,018
Earnings per share:			
Basic – as reported	$ 0.36	1.95	1.42
Basic – as adjusted	$ 0.33	1.91	1.37
Diluted – as reported	$ 0.35	1.83	1.41
Diluted – as adjusted	$ 0.32	1.80	1.36

PENSION AND OTHER POSTRETIREMENT PLANS In the United States, the Company has one defined benefit pension plan and a 401(k) retirement and profit sharing plan covering substantially all of its employees. The Reinhold Industries, Inc. Retirement Plan benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of these programs is being funded currently. On December 31, 2004, the Reinhold Industries, Inc. Retirement Plan was frozen. No additional years of service or future salary increases will accrue to active employees in determining plan benefits. There will be no change in benefit levels to terminated vested and retired employees.

On January 1, 2002, the Company established the Reinhold Industries, Inc. 401(k) Plan covering all Reinhold employees in the United States who have completed six months of service and attained 21 years of age. Employees may make contributions to the Plan up to the maximum limitations prescribed by the Internal Revenue Service. The Company may, at its sole discretion, contribute and allocate to each eligible participant, a percentage of the participant's elective deferral. Matching contributions, if any, shall be determined as of the end of the Plan year. On January 1, 2005, the Company decided that it would match 50% of the participant's elective deferral in 2005 up to a maximum of 3%. The matching contribution vests to the employee immediately. No matching contributions had been made in 2004, 2003 or 2002.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long-lived assets and certain intangibles including goodwill at amortized cost. Goodwill is tested for impairment in accordance with SFAS 142 and all other long-lived assets are tested for impairment in accordance with SFAS 144. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long-term debt. The long-term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. The functional currency of NP Aerospace Jordan in the Jordanian Dinar. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the years.

RECLASSIFICATIONS Certain amounts in the prior year's consolidated financial statements have been reclassified to conform with the current year presentation.

SHIPPING AND HANDLING COSTS Shipping and handling costs are included in cost of sales.

RESEARCH AND DEVELOPMENT Research and development expenditures were approximately $497,000, $425,000 and $314,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

LABOR SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS Approximately 43 of the employees at NP Aerospace in Coventry, England are represented by a labor union. The total percentage of employees represented by a labor union is approximately 15%. The total percentage of union contracts expiring within one year as a percentage of labor represented by a union is 0%. Reinhold believes its workforce to be relatively stable and considers its employee relations to be excellent.

RAW MATERIALS AND PURCHASED COMPONENTS The principal raw materials for composite fabrication include pre-impregnated fiber cloth (made of carbon, graphite, aramid or fiberglass fibers which have been heat-treated), molding compounds, resins (phenolic and epoxy), hardware, adhesives and solvents. No significant supply problems have been encountered in recent years. Reinhold uses PAN (polyacrylonitrile) and rayon in the manufacture of composites. However, the supply of rayon used to make carbon fiber cloth typically used in ablative composites is highly dependent upon the qualification of the rayon supplier by the United States Department of Defense. A major supplier has ceased production of the rayon used in Reinhold's ablative products. This could have an effect on the rayon supply in the coming years. Also, a European company has become the world's sole supplier of graphite and carbon, which is used in Reinhold's ablative applications. At this time, Reinhold cannot determine if there will be any significant impact on price or supply.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combinations and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The impairment test is comprised of two parts. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test must be performed. The second step compares the implied fair value of the reporting unit's goodwill with the respective carrying amount in order to determine the amount of impairment loss, if any. In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2003. As a result, the second step of the impairment test was not required.

Under SFAS No. 142, the Company discontinued amortization of its cost in excess of fair value of net assets acquired (goodwill) beginning January 1, 2002, which resulted in reduced expense of approximately $202,000 (net of related tax effects) in fiscal 2002.

The gross amount of goodwill and related accumulated amortization at December 31, 2004 and 2003 amounted to $3,313,000 and $8,921,000, and $792,000 and $5,135,000, respectively.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires an issuer to classify a financial instrument issued in the form of shares that are mandatorily redeemable— i.e., that embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date—as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recognized at fair value at the inception of certain guarantees for the obligations undertaken by the guarantor. FIN 45 also requires additional disclosures for certain guarantee contracts. The disclosure provisions of FIN 45 were effective for financial statements ending after December 15, 2002, while the recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 was not material to our results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which expands upon and strengthens existing accounting guidance concerning when a company should include in its financial statements the assets, liabilities and activities of another entity. Prior to the issuance of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company had adopted FIN 46, and the effects of adoption were not material to our financial position, results of operations or cash flows.

In December 2003, the FASB revised FIN 46 (FIN 46R), delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any Special Purpose Entities (SPEs), FIN 46R is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 is still applicable, however, for all SPEs created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity's relationship with variable interest entities. The adoption of FIN 46R as of January 1, 2004 did not have a material impact on our results of operations, financial position, or cash flows.

In December 2003, the FASB revised Statement No. 132 (FAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and the Company had included these disclosures in note 7 to our consolidated financial statements.

In November 2004, the FASB revised Statement No. 151 (FAS 151) "Inventory Costs, an amendment of ARB No. 43, Chapter 4." FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on

the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The impact to the Company has not yet been determined.

In December 2004, the FASB revised Statement No. 123 (FAS 123R), "Share-Based Payment." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) in the first interim or annual reporting period beginning after June 15, 2005. The impact to the Company has not yet been determined.

3 Income Taxes

The income tax expense consists of the following (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Current:			
Federal	$ 3,556	3,796	1,529
State	189	628	493
Foreign	1,397	1,189	484
Total current	$ 5,142	5,613	2,506
Deferred:			
Federal	$ (2,617)	(2,240)	-
State	(306)	-	-
Foreign	-	-	-
Total deferred	$ (2,923)	(2,240)	-
Total income tax expense	$ 2,219	3,373	2,506

The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Provision (benefit) for income taxes from continuing operations:			
Current	$ 5,183	6,053	2,805
Deferred	(328)	(2,240)	-
Total provision for income taxes from continuing operations	4,855	3,813	2,805
Benefit for income taxes from discontinued operations:			
Current	(42)	(440)	(299)
Deferred	(2,594)	-	-
Total benefit for income taxes from discontinued operations	(2,636)	(440)	(299)
Total income tax expense	$ 2,219	3,373	2,506

A reconciliation of the U.S. statutory federal income tax expense to income tax expense on income from continuing operations is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Taxes at statutory Federal rate	$ 3,673	3,467	2,518
State taxes, net of Federal tax benefits	371	465	359
Rate difference on foreign income	848	(114)	(65)
Non-deductible expenses	20	22	29
Change in valuation allowance	(118)	-	-
Other	61	(27)	(36)
Total provision for income taxes from continuing operations	$ 4,855	3,813	2,805

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

		DECEMBER 31, 2004	DECEMBER 31, 2003
Deferred tax assets:	Net operating loss carryforwards	$ 8,123	6,411
	Tax credits	898	974
	Goodwill	-	959
	Underfunded pension obligation	2,263	-
	Other reserves	330	1,377
Total gross deferred tax assets		11,614	9,721
	Less valuation allowance	(4,229)	(6,711)
Deferred tax assets, net of valuation allowance		7,385	3,010
Deferred tax liabilities:	Pension	(492)	(770)
	US income tax on foreign earnings	(746)	-
	Fixed assets	(599)	-
	Other	(385)	-
Total gross deferred tax liabilities		(2,222)	(770)
Net deferred tax assets		$ 5,163	2,240

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize a portion of these deductible temporary differences at December 31, 2004.

At December 31, 2004 , the Company had net operating loss carryforwards for federal income tax purposes of approximately $23,891,000. The Company may utilize the federal net operating losses by carrying them forward to offset future federal taxable income, if any. These losses will begin to expire in 2011. Benefits realized from these net operating loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $3,524,000 in 2004 and $4,138,000 in 2003. The Company also recorded $92,000 of state tax benefit related to the exercise of employee stock options in 2004. The tax credit carryforward of $898,000 consists primarily of federal and state alternative minimum tax credits which carryforward indefinitely.

The Company has a valuation allowance of $4.2 million against its deferred tax assets as of December 31, 2004. When recognized, $1.1 million of the tax benefits relating to any reversal of the valuation allowance will be accounted for as an increase in additional paid-in capital related to both the reorganization and stock option net operating loss carryforwards, $1.8 million will reduce accumulated other comprehensive loss and $1.3 million will be accounted for as a reduction of income tax expense.

The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $6.3 million of undistributed earnings from non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. Determination of the potential amount of unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.

As of January 1, 2005, the Company has determined that a portion of the future earnings from NP Aerospace will be remitted to the U.S. at some time in the future in order to meet business requirements which primarily include the repayment of U.S. debt obligations. The Company will be required to provide residual U.S. income taxes on these future earnings.

On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA provides incentives for U.S. multinational corporations, subject to certain limitations. The incentives include an 85% dividends received deduction for certain dividends from controlled foreign corporations that repatriate accumulated income abroad. The U.S. Treasury Department is expected to issue guidance with regards to these provisions. Until this guidance is issued, the Company will not be able to evaluate whether to take advantage of this opportunity and the potential impact on our income tax provision, if any.

United States and foreign earnings from continuing operations before income taxes are as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
United States	$ 6,175	6,366	5,792
Foreign	4,627	3,832	1,614
Total	$ 10,802	10,198	7,406

Pursuant to the Plan, Keene (predecessor company) transferred certain assets on July 31, 1996 to the Creditors' Trust. Certain assets at the date of transfer were not capable of being valued until the resolution of pending litigation. The Company anticipates a future tax benefit; however, since the value of certain assets is not currently quantifiable and the extent of any potential benefit resultant upon the transfer of the assets is not estimable, the Company has not disclosed nor recorded a deferred tax benefit in the accompanying consolidated financial statements.

4 Long Term Debt

On March 20, 2002, the Company entered into a one year $10,000,000 revolving credit facility with LaSalle Bank National Association ("LaSalle"). On March 21, 2002, the Company received $7,200,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to extinguish all outstanding debt with a previous bank.

On March 21, 2003, the Company amended the credit facility to extend the termination date to June 20, 2003. No changes were made to any other terms and conditions. On June 20, 2003 the Company amended the credit facility to extend the termination date to June 20, 2004. The line of credit under the facility was reduced from $10,000,000 to $8,000,000. On June 19, 2003 the Company paid off the remaining outstanding balance.

On December 7, 2004, the Company amended the existing credit facility with LaSalle. The new credit facility consists of a five year term loan in the amount of $24,500,000 and a revolving credit facility of up to $12,000,000. The credit facility is secured by all of the Company's financial assets. The term loan is payable in equal monthly principal installments of $367,000 plus accrued interest. Interest is at a rate which approximates LIBOR plus 3%. Borrowings against the revolving credit facility are not due until 2009, but are voluntarily repayable at any time. Accrued interest on the revolving credit facility is payable monthly and is at a rate which approximates LIBOR plus 2.50%. A monthly fee of 0.5% of the unused revolving credit facility is also payable. Borrowings

under the revolving credit facility are limited to the lower of $12,000,000 or a baseline amount ("borrowing base") which is computed monthly and includes qualifying accounts receivable and inventories. If outstanding borrowings under the revolving credit facility exceed the borrowing base, then a mandatory repayment of the difference would be required. The borrowing base at December 31, 2004 was approximately $8.6 million. Letters of credit are included in the revolving credit facility and are subject to a fee of 2.5% of the face amount. Outstanding letters of credit at December 31, 2004 were $600,000. Amounts available under the revolving credit facility at December 31, 2004 were approximately $1.0 million.

The credit facility is subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability, total outstanding debt, and limits on cash dividends. The first measurement date for covenant compliance is March 31, 2005. The Company expects to be in compliance with all covenants as of March 31, 2005.

Prior to December 31, 2004, the Company received $31,500,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to pay the special cash dividend of $11.75 per share on December 28, 2004 totaling approximately $38,200,000.

The outstanding balance with LaSalle was $28,633,000 at December 31, 2004. The average and year-end interest rate was 5.42%.

At December 31, 2004, maturities of long term debt were as follows (in thousands):

	TOTAL	OBLIGATIONS UNDER TERM LOAN	OBLIGATIONS UNDER REVOLVING CREDIT FACILITY	OBLIGATIONS UNDER CAPITAL LEASES
2005	$ 4,434	4,404	-	30
2006	4,404	4,404	-	-
2007	4,404	4,404	-	-
2008	4,404	4,404	-	-
2009	11,017	4,017	7,000	-
	$ 28,663	21,633	7,000	30

5 Stockholders' Equity

On May 1, 2002, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on May 31, 2002, where an additional 240,933 shares were issued on June 21, 2002.

On April 30, 2003, the Board of Directors approved the distribution of a 10% stock dividend to shareholders of record as of May 16, 2003. As a result, an additional 265,418 shares were issued on May 29, 2003. All common stock information and earnings per share computations for all periods presented have been adjusted for the stock dividend. The number of stock options outstanding and the exercise price were also adjusted for the impact of the 10% stock dividend.

The following is a schedule of cash dividends declared and paid in 2004 (in thousands, except per share data):

DECLARATION DATE	RECORD DATE	PAYMENT DATE	AMOUNT PER SHARE	TOTAL DIVIDEND
August 12	September 1	September 15	$0.50	$1,596
October 28	November 12	November 24	$0.50	1,625
December 8	December 17	December 28	$11.75	38,302
TOTALS			$12.75	$41,523

On December 8, 2004, the Board of Directors declared a special cash dividend on shares of its Class A common stock. The cash dividend of $11.75 per share was paid on December 28, 2004, to all stockholders of record as of the close of business on December 17, 2004. The Company paid the dividend from its cash on hand and from a new credit facility of approximately $36.5 million. The payment of the special dividend resulted in a $3.2 million deficit to shareholders' equity at December 31, 2004. Based on the projected future earnings and cash flows, this deficit is expected to reverse prior December 31, 2005.

6 Stock Options

STOCK INCENTIVE PLAN On July 31, 1996, the Company established the Reinhold Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose. The Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3 % annually. The options expire no later than ten years from the date of grant.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Reinhold Stock Incentive Plan.

The number of stock options outstanding and the exercise price were adjusted for the impact of the 10% stock dividends.

On September 30, 2002, the Company adopted the Amended and Restated Reinhold Stock Incentive Plan. This amendment increases the total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan from 100,000 to 286,523 (including the impact of the stock dividends declared in 2000, 2001, 2002 and 2003). The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan were increased from 10,000 to 60,000. Vesting occurs ratably over the vesting period. All other terms remain unchanged. As of December 31, 2004, options granted under the Amended and Restated Reinhold Stock Incentive Plan totalled 121,000.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2004	2003	2002
Risk free interest rate	6.0%	6.0%	N/A
Dividend yield	-	-	-
Volitility factor	70%	70%	N/A
Weighted average life (years)	4.1	4.1	N/A

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2003 was $4.80. No options were granted to employees during 2004 or 2002. See note 2 for the Company's accounting policy for its Employee Stock-Based Plans, as well as the effect on net income and earnings per share had the Employee Stock-Based Plans been recorded based on the fair value method under SFAS 123.

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including

the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the status of the option plans as of and for the changes during the years ended December 31, 2004 and 2003 is presented below:

	NUMBER OF SHARES	LOW	HIGH	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding December 31, 2002	218,405	$ 6.20	8.06	6.31
Options issued in connection with 10% stock dividend	33,207	5.63	9.64	6.32
Granted in 2003	115,000	8.05	12.50	8.55
Forfeited during 2003	5,500	9.64	9.64	9.64
Exercised during 2003	5,723	5.63	6.20	5.77
Outstanding December 31, 2003	355,389	$ 5.63	11.36	6.28
Granted in 2004	-	-	-	-
Forfeited during 2004	-	-	-	-
Exercised during 2004	311,385	5.63	11.36	6.17
Outstanding December 31, 2004	44,004	$ 7.32	11.36	7.99

At December 31, 2004, the weighted average remaining contractual life of options outstanding is 7.8 years. No outstanding options are currently exercisable.

DIRECTORS' DEFERRED STOCK PLAN On September 30, 2002, the Company established the Reinhold Industries, Inc. Director's Deferred Stock Plan. The Plan allows the non-employee Directors of the Company to elect to receive stock in lieu of cash payment for their services on the Board of Directors. If the Director elects to receive Company stock, he has the option of receiving the shares immediately or deferring receipt of those shares to a future date. The value of the services performed are charged to the statement of operations in the year incurred. As of December 31, 2004, 8,155 shares have been reserved for future issuance under this Plan.

On October 28, 2004, the Plan was amended to compensate the Director's on a quarterly basis in advance rather than in arrears. The Plan also allows those Director's who defer receipt of their shares to accrue dividends declared. Dividends accrued at December 31, 2004 on unissued shares under the amended plan total approximately $100,000.

7 Defined Benefit Pension Plans

As of December 31, 2004, the Company had one defined benefit pension plan covering substantially all employees. The benefits paid under the pension plan generally are based on an employee's years of service and compensation during the last years of employment (as defined). Annual contributions made to the pension plans are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities.

On December 31, 2004, the Reinhold Industries, Inc. Retirement Plan was frozen. No additional years of service or future salary increases will accrue to active employees in determining plan benefits. There will be no change in benefit levels to terminated vested and retired employees.

On December 17, 2004, in conjunction with the sale of Samuel Bingham Enterprises, Inc., the assets and obligations of two defined benefit pension plans were transferred to the new buyer.

Net pension cost included the following (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Service cost	$ 307	232	235
Interest cost on benefits earned in prior years	1,058	969	945
Expected return on assets	(942)	(869)	(1,025)
Amortization of net obligation at transition	-	1	(18)
Amortization of net loss	570	464	278
Curtailment loss	17	-	-
Net pension cost	$ 1,010	797	415

The following table sets forth a reconciliation of the pension plans' benefit obligation at December 31, 2004 and 2003 (in thousands):

	2004	2003
Projected benefit obligation at beginning of year	$ 17,254	14,624
Service cost	307	232
Interest cost	1,058	969
Actuarial loss	1,353	2,614
Benefits paid	(1,235)	(1,185)
Curtailments	(1,200)	-
Divestiture	(2,721)	-
Projected benefit obligation at end of year	$ 14,816	17,254

The following table discloses the target allocation and actual percentage of the fair value of total plan assets represented by each asset category at December 31, 2004 and 2003:

	TARGET ALLOCATION	2004	2003
Equity securities	60 – 70%	61%	64%
Debt securities	30 – 40%	37%	34%
Real estate	0%	0%	0%
Other	0%	2%	2%
Totals		100%	100%

The projected benefit obligation at December 31, 2004 decreased by approximately $2.4 million from December 31, 2003 due primarily to the divestiture of the defined benefit plans for Samuel Bingham Enterprises, Inc.

The following table sets forth a reconciliation of the pension plans' assets at December 31, 2004 and 2003 (in thousands):

	2004	2003
Fair value of plan assets at beginning of year	$ 11,586	10,173
Actual return on assets	1,222	1,479
Employer contributions	453	1,119
Benefits paid	(1,235)	(1,185)
Divestiture	(1,811)	-
Fair value of plan assets at end of year	$ 10,215	11,586

The following table sets forth a reconciliation of the pension plans' funded status at December 31, 2004 and 2003 (in thousands):

	2004	2003
Projected benefit obligation at end of year	$ 14,816	17,254
Fair value of plan assets at end of year	10,215	11,586
Funded status	(4,601)	(5,668)
Unrecognized prior service cost	-	153
Unrecognized net loss	5,879	7,521
Prepaid pension cost at end of year	$ 1,278	2,006
Intangible asset at December 31,	$ -	153
Additional minimum liability at December 31,	(5,879)	(6,978)
Additional pension liability in excess of prior service cost at December 31,	($ 5,879)	(6,825)

Amounts recognized as prepaid benefit costs at December 31, 2004 and 2003 amounted to $1,278 and $2,062, respectively. Amounts recognized as accrued benefit obligation at December 31, 2004 and 2003 amounted to $0 and $56, respectively.

Assumptions used in accounting for the pension plan were:

	DECEMBER 31, 2004	DECEMBER 31, 2003
Weighted-average discount rate	5.75%	6.25%
Weighted-average rate of increase in compensation levels	4.0	4.0
Weighted-average expected long-term rate of return on assets	8.5	9.0

The weighted average expected long term rate of return on assets was established as of January 1, of each year presented and was changed on January 1, 2004 to 8.5%. The long-term rate of return was developed using a financial model which computes the historical rate of return on the various asset classes (equities, debt, others) contained in the portfolio and projects the inflation adjusted real rate of return for the future. Assumptions concerning discount rates and rates of increase in compensation levels are determined based on the current economic environment at the end of each respective annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, reporting considerations and other factors. Recent decreases in long-term interest rates have the effect of increasing plan liabilities and if expected returns on plan assets are not achieved, future funding obligations could increase substantially. Assuming no changes in current assumptions, the company expects to contribute approximately $1,726,000 for the calendar year 2005.

The following table discloses the amount of benefits expected to be paid in future years (in thousands):

2005	$ 1,143
2006	1,119
2007	1,116
2008	1,095
2009	1,069
2010-2014	5,116
Totals	$ 10,658

The pension plan's accumulated benefit obligation was $14,816,000 at December 31, 2004 and $16,558,000 at December 31, 2003. The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years. The measurement dates used to determine pension benefits were December 31, 2004 and 2003.

The company maintains a trust which holds the assets of the plan. The investment of assets in defined benefit plans is based on the expected long-term capital market outlook. Asset return assumptions utilizing historical returns and investment manager forecasts are set forth for each major asset category including domestic equities and government and corporate market debt. Investment allocations are determined by the Board of Directors. Long-term allocation guidelines are set and expressed in terms of a target range allocation for each asset class to provide portfolio management flexibility. The asset allocation is diversified to maintain risk at a reasonable level without sacrificing return. Factors including the future growth in the number of plan participants and forecasted benefit obligations, inflation and the rate of salary increases are also considered in developing asset allocations and target return assumptions.

8 Operating Segments

The Company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information. Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from four operating segments: Aerospace, CompositAir, Commercial and NP Aerospace. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft.

As of January 1, 2003, the Thermal Insulation operating segment has been consolidated with the Aerospace operating segment. On December 17, 2004, the Company sold its Samuel Bingham Enterprises, Inc. subsidiary, previously reported as a separate operating segment. All prior periods have been adjusted to conform with the current presentation.

The information in the following table is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Net sales			
Aerospace	$ 24,234	22,255	19,250
CompositAir	4,716	5,250	6,538
Commercial	3,281	3,473	2,877
NP Aerospace	25,508	19,317	13,285
Total sales	$ 57,739	50,295	41,950
Income before income taxes from continuing operations			
Aerospace	$ 8,051	7,106	6,792
CompositAir	(546)	261	450
Commercial	376	108	221
NP Aerospace	4,627	3,832	1,614
Unallocated corporate expenses	(1,706)	(1,109)	(1,671)
Total income before income taxes from continuing operations	$ 10,802	10,198	7,406

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Depreciation and amortization			
Aerospace	$ 340	367	355
CompositAir	229	216	194
Commercial	148	129	127
NP Aerospace	276	324	282
Unallocated corporate	337	240	134
Total depreciation and amortization	$ 1,330	1,276	1,092
Capital expenditures			
Aerospace	$ 394	1,113	1,054
CompositAir	52	214	95
Commercial	31	358	437
NP Aerospace	64	327	382
Unallocated corporate	165	238	134
Total capital expenditures	$ 706	2,250	2,102
Total assets			
Aerospace	$ 12,266	11,077	
CompositAir	2,564	2,635	
Commercial	1,503	1,598	
NP Aerospace	13,858	11,220	
Assets held for sale	-	7,999	
Unallocated corporate	9,255	9,261	
Total assets	$ 39,446	43,790	
Goodwill			
Aerospace	$ 2,360	2,360	
CompositAir	161	161	
Assets held for sale	-	1,265	
Total goodwill	$ 2,521	3,786	

The table below presents information related to geographic areas in which Reinhold's customers were located (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Net sales			
North America	$ 29,564	27,296	23,767
United Kingdom	24,315	19,726	13,807
Greece	586	-	2,518
Germany	1,901	1,526	1,706
Italy	-	914	-
All other	1,373	833	152
Net sales	$ 57,739	50,295	41,950

The table below presents information related to geographic areas in which Reinhold operated (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003
Total assets		
North America	$ 25,588	24,571
United Kingdom	13,858	11,220
Assets held for sale	-	7,999
Total assets	$ 39,446	43,790
Long-lived assets		
North America	$ 13,235	11,260
United Kingdom	1,913	1,984
Assets held for sale	-	5,294
Long-lived assets	$ 15,148	18,538

9 Commitments and Contingencies

LEASES The Company leases certain facilities and equipment under operating leases expiring through 2014. Certain facility leases are subject to annual escalations of approximately 1% to 3%. Total rental expense on all operating leases approximated $888,000, $716,000 and $737,000 for 2004, 2003 and 2002, respectively.

Minimum future rental commitments under noncancelable operating leases and aggregate future minimum rentals under noncancelable subleases at December 31, 2004 are as follows (in thousands):

	OPERATING LEASE COMMITMENTS	SUBLEASE INCOME
2005	$ 766	46
2006	749	31
2007	738	-
2008	739	-
2009	744	-
Thereafter	5,430	-
	$ 9,166	77

LEGAL PROCEEDINGS The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site.

On December 30, 2002, the United States District Court for the Southern District of New York approved and entered a Consent Decree agreed upon by the United States and the Company settling the claims asserted by the National Park Service against the Company. The United States and the Company stipulated that the EPA will not seek reimbursement of its response costs with respect to the Valley Forge Site and that the Company's claim for a declaratory judgment with respect to those costs may be dismissed with prejudice.

Under the terms of the Consent Decree, the Company was obligated to pay $500,000 to the Department of the Interior. In return, the Company has received from the United States a covenant not to sue, subject to certain limited exceptions, for claims under CERCLA Sections 106, 107 and 113 and RCRA Section 7003 relating to the Site. The payment to the Department of the Interior was made on January 23, 2003.

In September 2002, in accordance with SFAS No. 5, Accounting for Contingencies, the Company recorded a reserve of $500,000 for the estimated cost to conclude this matter. These costs were included in the December 31, 2002 balance sheet as a component of "Accrued Expenses."

Pursuant to the Consent Decree and CERCLA Section 113(f)(2), the Company's settlement with the United States bars any other party from asserting claims for contribution for any response costs incurred with respect to the Valley Forge Site by the United States, any State or other governmental entity, or any other party.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

INSURANCE Due to a significant increase in workers compensation insurance premiums, on November 1, 2003, the Company changed its insurance for workers compensation costs from fully insured to a partially self-insured basis. The Company is now responsible for payment of all workers compensation costs to a maximum of $250,000 per individual claim and $1,250,000 in the aggregate. Claims paid by the insurance company as well as the estimated future costs to be incurred are recorded as expenses on a monthly basis. In addition, the Company was required to provide our insurance company with a irrevocable Letter of Credit in the amount of $600,000. As of December 31, 2004, $600,000 of the Letter of Credit was unused.

The policy period extended through October 2004. At that time, claims experience was reviewed and a determination was made to not continue on a partially self-insured basis. As of December 31, 2004, based on information provided to us by the insurance company, approximately $118,000 was accrued for future losses associated with the expired policy period.

PURCHASE COMMITMENTS Obligations under non-cancellable purchase orders at December 31, 2004 totalled approximately $ 6.0 million.

10 Business and Credit Concentrations

The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented and the operating segment that realized the sale were as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2004	2003	2002
Alliant Techsystems (Aerospace)	$ 18,256	19,324	14,853
Ministry of Defence – United Kingdom (NP Aerospace)	$ 15,772	10,802	4,344
B/E Aerospace (CompositAir and NP Aerospace)	*	*	4,935

* Sales to these customers were less than 10% of total net sales for the period.

Alliant Techsystems accounted for approximately 14% of the Company's accounts receivable balance, at December 31, 2004 and December 31, 2003 before any adjustments for the allowance for doubtful accounts. B/E Aerospace accounted for approximately 8% of the Company's accounts receivable balance at December 31, 2002 before any adjustments for the allowance for doubtful accounts. The United Kingdom's Ministry of Defence accounted for approximately 34% of the Company's accounts receivable balance at December 31, 2004 and 20% of the Company's accounts receivable balance at December 31, 2003 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

11 Related Party Transactions

On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advice regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are principals of HKW.

12 Quarterly Summary of Information (Unaudited)

Summarized unaudited financial data is as follows (in thousands, except per share data):

	THREE MONTHS ENDED			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2004			**	
Net sales	$ 12,616	15,532	13,841	15,750
Gross profit	$ 3,976	5,358	4,727	6,050
Net income from continuing operations	$ 1,349	1,919	1,579	1,100
Net income	$ 1,179	1,686	(2,171)	416
Net earnings per share:				
Basic – continuing operations	$ 0.46	0.65	0.52	0.34
Diluted – continuing operations	$ 0.42	0.60	0.50	0.33
Basic – discontinued operations	$ (0.06)	(0.08)	(1.23)	(0.21)
Diluted – discontinued operations	$ (0.06)	(0.08)	(1.23)	(0.21)
Basic	$ 0.40	0.57	(0.71)	0.13
Diluted	$ 0.37	0.53	(0.71)	0.13
** As restated				
2003				
Net sales	$ 11,963	13,526	11,988	12,818
Gross profit	$ 4,199	5,055	4,173	4,352
Net income from continuing operations	$ 1,624	1,970	1,419	1,371
Net income	$ 1,524	1,880	1,211	1,109
Net earnings per share:				
Basic – continuing operations	$ 0.56	0.67	0.48	0.47
Diluted – continuing operations	$ 0.54	0.64	0.45	0.43
Basic – discontinued operations	$ (0.03)	(0.03)	(0.07)	(0.09)
Diluted – discontinued operations	$ (0.03)	(0.03)	(0.07)	(0.09)
Basic	$ 0.52	0.64	0.41	0.38
Diluted	$ 0.50	0.61	0.39	0.35

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reinhold Industries, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Orange County, California
February 22, 2005

BOARD OF DIRECTORS

Ralph R. Whitney, Jr.
Chairman of The Board
Chairman
Hammond, Kennedy, Whitney & Company

Michael T. Furry
President and CEO
Reinhold Industries, Inc.

Andrew McNally, IV
Managing Director
Hammond, Kennedy, Whitney & Company

Glenn Scolnik
President
Hammond, Kennedy, Whitney & Company

Thomas A. Brand
Retired
Fiberite Corporation

Richard A. Place
Retired
Ford Motor Company

Richard C. Morrison
Retired
Babson Capital Management, Inc.

C. Miles Schmidt, Jr.
Retired
Halcore Group, Inc.

Matthew C. Hook
Managing Director
Centerfield Capital Partners L.P.

CORPORATE OFFICERS

Michael T. Furry
President and CEO

Brett R. Meinsen
Vice President – Finance and Administration, Treasurer and Secretary

CORPORATE OFFICES

12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

INVESTOR RELATIONS

Contact Wanda Morrison
Reinhold Industries, Inc.

REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

ANNUAL MEETING

The Annual Stockholders' Meeting will be held at the offices of Reinhold Industries, Inc.
12827 East Imperial Hwy
Santa Fe Springs, CA
On May 5, 2005
at 8:30 a.m.

FORM 10-K

Stockholders may obtain a copy of Reinhold's 10-K without charge by writing to Investor Relations Department

TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

ATTORNEYS

Sommer Barnard Attorneys, PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204

Horgan, Rosen, Beckham & Coren, LLP
23975 Park Sorrento
Suite 200
Calabasas, CA 91302

STOCK LISTING

Reinhold common stock is listed on the Nasdaq National Market
Symbol – RNHDA

STOCKHOLDER INFORMATION	2004		2003		DIVIDENDS PER SHARE	
Market Price	High	Low	High	Low	2004	2003
First Quarter ended March 31,	23.26	18.70	11.14	7.52	$0.00	$0.00
Second Quarter ended June 30,	20.50	18.60	12.01	9.59	0.00	0.00
Third Quarter ended September 30,	23.20	15.46	19.10	11.25	0.50	0.00
Fourth Quarter ended December 31,	28.71	22.36	20.23	17.90	12.25	0.00

The Class A Common Stock of the Company is listed on the Nasdaq National Market under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the years ended December 31, 2004 and 2003, adjusted for the effect of the 10% stock dividend on May 16, 2003, and the special dividend of $11.75 per share declared and paid in December 2004.

REINHOLD INDUSTRIES, INC.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
(562) 944-3281